EXHIBIT 12

ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30
	2004	2005	2006	2007	2008
EARNINGS

Income from continuing operations	$311	$1,958	$183	$201	$175
Income tax expense (benefit)	100	(230)	29	58	86
Interest expense	112	87	8	9	9
Interest portion of rental expense	20	20	18	20	21
Amortization of deferred debt expense	2	3	-	1	-
Distributions less than earnings
of unconsolidated affiliates	(260)	(246)	(6)	(5)	(10)
	$285	$1,592	$232	$284	$281

FIXED CHARGES

Interest expense	$112	$87	$8	$9	$9
Interest portion of rental expense	20	20	18	20	21
Amortization of deferred debt expense	2	3	-	1	-
Capitalized interest	-	1	3	2	-
	$134	$111	$29	$32	$30

RATIO OF EARNINGS TO FIXED CHARGES	2.13	14.34	8.00	8.88	9.37